United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM U-9C-3
QUARTERLY REPORT PURSUANT TO RULE 58
For the Quarterly Period Ending September 30, 2003

National Fuel Gas Company
(Name of Registered Holding Company)

6363 Main Street
Williamsville, New York 14221
(Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:
James R. Peterson
Assistant Secretary
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

(716) 857-7702

ITEM 1 - ORGANIZATION CHART

  Name of Reporting Co.      Energy or Gas Related    Date of Organization   State of Organization  Percentage of Voting Securities          Nature of Business Held

Omitted for the fourth fiscal quarter pursuant to Instructions for Item 1.

ITEM 2 - ISSUANCE OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                                       Principal                                                   Person to                               Consideration
                                                       Amount of                                               Whom Security Was     Collateral Given      Received for
Company Issuing Stock    Type of Security Issued       Security      Issue or Renewal      Cost of Capital          Issued            With Security        Each Security

SIP                    No transactions this quarter

DirectLink             No transactions this quarter

Niagara                No transactions this quarter

Upstate                Note*                             $ 100,000                                            National Fuel Gas
                       Note*                             $ 100,000                                            Company

Roystone               No transactions this quarter

Seneca Energy          No transactions this quarter

Model City             No transactions this quarter

Empire                 No transactions this quarter

Toro Partner LLC       No transactions this quarter

Kane Gas               No transactions this quarter
Processing Plant

*        Represents an increase in the principal balance of borrowings from the National Fuel Gas Company System Money Pool as compared with the balance from the preceding day.

           Company Contributing Capital                       Company Receiving Capital                   Amount of Capital Contribution

ITEM 3 - ASSOCIATE TRANSACTIONS

                         PART 1 - TRANSACTIONS PERFORMED BY REPORTING COMPANY ON BEHALF OF ASSOCIATE COMPANIES

Reporting Co. Rendering    Associate Co.           Types of Services        Direct Costs         Indirect Costs     Cost of
Services                   Receiving Services      Rendered                 Charged              Charged            Capital         Total Amount Billed

Roystone                   Seneca Resources        Natural gas processing     $ 0                $ 0                $0                  $ 0

Kane Gas Processing        Seneca Resources        Natural gas processing     $ 6,036            $ 0                $0                  $ 6,036
Plant

Empire provided regulated natural gas transportation services to its associate companies, National Fuel Gas Distribution Corporation (“Distribution”) and National Fuel Resources, Inc., pursuant to Empire’ NYPSC tariff, but such services are “exempted transactions” pursuant to Rule 81 under the Public Utility Holding Company Act of 1935 (17 CFR Sec. 250.81).

                         PART 2 - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANY

Associate Co.            Reporting Co.        Types of Services   Direct Costs    Indirect     Cost of Capital      Total Amount Billed
Rendering Services       Receiving Services   Rendered            Charged         Costs
                                                                                  Charged

Supply                   Empire               Managerial,         $4,050          $0           $0                   $4,050
                                              financial, legal
                                              and other similar
                                              services.

Power                    Seneca Energy        Accounting          $0              $0           $0                   $0
                                              services.

Power                    Model City           Accounting          $0              $0           $0                   $0
                                              services.

Power                    Model City           Sales brokerage     $0              $0           $0                   $0
                                              and
                                              administrative
                                              services.

Supply                   Empire               Operational,        $119,051        $0           $0                   $119,051
                                              maintenance,
                                              administrative
                                              and similar
                                              services.

Distribution             Empire               Operational,        $239,786        $0           $0                   $239,786
                                              administrative
                                              and similar
                                              services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in Energy-Related Companies:
Confidential Treatment requested pursuant to Rule 104(b)

Investments in Gas-Related Companies:
Confidential Treatment requested pursuant to Rule 104(b)

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason For Difference in Other Investment

NONE

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements:

Balance Sheet for SIP	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for SIP	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Niagara	Confidential treatment requested pursuant to Rule 104(b)
Income Statement of Niagara	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for DirectLink	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for DirectLink	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Upstate	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Upstate	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Roystone	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Seneca Energy	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Model City	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Model City	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Empire	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Empire	Confidential treatment requested pursuant to Rule 104(b)
Balance Sheet for Kane	Confidential treatment requested pursuant to Rule 104(b)
Income Statement for Kane	Confidential treatment requested pursuant to Rule 104(b)

     B. Exhibits:

Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions: EXHIBIT A

SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned.

Dated: December 18, 2003

NATIONAL FUEL GAS COMPANY

By: /s/ James R. Peterson
James R. Peterson
Assistant Secretary

EXHIBIT A

NATIONAL FUEL GAS COMPANY
CERTIFICATE

      The undersigned certifies that he is the duly designated and acting Assistant Secretary of National Fuel Gas Company, a New Jersey Corporation, and that the report on Form U-9C-3 for the previous quarter was filed with National Fuel Gas Company's interested State Commissions whose names and addresses are listed below:

State of New York Public Service Commission
3 Empire State Plaza
Albany, New York 12223-1350

Pennsylvania Public Utility Commission
P.O. Box 3265
North Office Building
Harrisburg, Pennsylvania 17120

IN WITNESS WHEREOF, I have hereunto set my hand as of the 18th day of December, 2003.

/s/ James R. Peterson
James R. Peterson
Assistant Secretary